08026940

*3H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 26 2008

Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 41241 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

| San Antonio | Texas | 78288 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 1800 Frost Bank Tower<br>100 West Houston Street | San Antonio | Texas | 78205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2010

Signature

Vice President-
Accounting and Reporting

Title

Rose Mary Maldonado

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# USAA INVESTMENT MANAGEMENT COMPANY

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 20, 2008

# USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2007

(In thousands, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 77,289 |
| Cash segregated under federal regulations | | 50,920 |
| Deposits with clearing organizations | | 5,139 |
| Receivable from brokers or dealers: | | |
| Securities failed to deliver | | 909 |
| Securities borrowed | | 3,046 |
| Receivable from customers | | 192,677 |
| Securities owned, at fair value | | 1,090 |
| Due from related parties (includes amounts due from USAA mutual funds of $14,024) | | 14,095 |
| Equipment and software, at cost, net of accumulated depreciation and amortization | | 12,497 |
| Income taxes receivable, net (includes deferred taxes of $783) | | 2,206 |
| Other assets | | 5,282 |
| Total Assets | $ | 365,150 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Payable to brokers or dealers: | | |
| Securities failed to receive | $ | 1,060 |
| Payable to clearing organizations | | 7,628 |
| Payable to customers | | 245,246 |
| Securities sold, not yet purchased, at fair value | | 108 |
| Due to related parties (includes amounts due to USAA mutual funds of $3,477) | | 22,619 |
| Accrued expenses and other liabilities | | 26,028 |
| Total Liabilities | | 302,689 |
| Stockholders' Equity: | | |
| Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding | | 5,000 |
| Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 27,312 |
| Retained earnings | | 30,148 |
| Total Stockholders' Equity | | 62,461 |
| Total Liabilities and Stockholders' Equity | $ | 365,150 |

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), also referred to as "we," "our," or "us," is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, a member of the Chicago Stock Exchange, and a member of the Financial Industry Regulatory Authority (FINRA). As an investment adviser, we provide advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker-dealer, we offer brokerage services and serve as the underwriter and distributor of the USAA mutual funds.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that have a maturity at purchase of three months or less. At December 31, 2007, we held an investment in a money market fund of $51,000 and an investment in securities purchased under agreement to resell of $16,276.

(d) Cash segregated under federal regulations

At December 31, 2007, cash of $50,920 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(e) Securities transactions

Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the statement of financial condition. Securities owned and securities sold, not yet purchased, which consist of equity securities and shares of regulated investment companies, are carried at fair value.

(f) Receivable from/payable to brokers or dealers

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

(Continued)

(Dollars in thousands)

Securities borrowed are recorded at the amount of collateral advanced. Securities borrowed transactions require IMCO to deposit cash or other collateral with the lender. We monitor the fair value of securities borrowed on a daily basis, with additional collateral provided or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from/payable to customers

Receivable from customers includes amounts due on cash and margin transactions. Payable to customers is the result of transactions or deposits. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(h) Equipment and software

Equipment and software consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Vehicles are depreciated on a straight-line basis over an estimated useful life of four years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(j) Recently issued accounting standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) 157, *Fair Value Measurements* (FAS 157). FAS 157 is effective for us on January 1, 2008. Briefly, FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. FAS 157 only applies in situations where other accounting pronouncements require or permit fair value measurements, and therefore FAS 157 does not require any new fair value measurements. We have completed our evaluation of FAS 157 and while disclosures about the use of fair value will increase in 2008, it will not have a material impact on our financial position.

(Continued)

(Dollars in thousands)

In February 2007, the FASB issued FAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115* (FAS 159). FAS 159 is effective for us on January 1, 2008. In summary, FAS 159 permits entities to choose to measure qualifying financial assets and liabilities at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. We have completed our evaluation of FAS 159 and determined that we will not avail ourselves of the option at January 1, 2008.

(2) Transactions with related parties

(a) Due from/to related parties

We act as investment adviser to the USAA mutual funds, USAA, and certain of its subsidiaries. We also provide certain services on behalf of our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS). Additionally, SAS provides certain services on behalf of IMCO. Amounts owed to IMCO for these services are included in due from related parties. Amounts are settled monthly.

We have contracted for certain services from USAA, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in due to related parties. Amounts are settled monthly. The contracted services and allocations are based upon various formulas or agreements.

IMCO and USAA Financial Advisors, Inc. (FAI), and IMCO and USAA Financial Planning Services Insurance Agency, Inc. (FPS), both affiliated companies, have entered into referral agreements covering services rendered by FAI and FPS to IMCO. Under the terms of each referral agreement, we retained FAI and FPS to refer USAA members (when a referral best suited the needs of the USAA member) to us in exchange for a fee. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings bank (FSB) an affiliated company and SAS. We also provide and receive services pursuant to various service fee agreements with FSB. Amounts are settled monthly.

(b) Funding agreement

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $300,000 from CAPCO through March 31, 2008. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2007.

(c) Employee benefit plans

Defined benefit plan

Substantially all of our employees are covered under a defined benefit plan administered by USAA (the sponsor), which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan at the date of retirement. On May 31, 2007, USAA announced changes to the defined benefit plan including

(Continued)

(Dollars in thousands)

the curtailment of current defined benefit plan accruals effective August 31, 2007. Substantially all of our employees at least 45 years of age with five or more years of service by August 31, 2007, will receive an additional age-and-service-based defined benefit for a 10-year period.

In September 2006, the FASB issued FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, and 106* (FAS 158). In summary, FAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively referred to as retirement plans) to recognize the funded status of their retirement plans in its statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end, and provide additional disclosures. On December 31, 2007, USAA adopted the recognition and disclosure provisions of FAS 158. Accordingly, during 2007, we transferred our net prepaid pension asset of $17,524 to USAA in a cash exchange.

Postretirement medical plan

Substantially all of our employees may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA. We transferred our accrued liability to USAA during 2007.

Defined contribution plan

Substantially all of our employees are eligible to participate in a contributory retirement plan. Effective June 1, 2007, we match participant contributions dollar for dollar to a maximum of 8% of a participant's compensation. Prior to June 1, 2007, we matched participant contributions up to a maximum of 6%. During the first three years of credited service, IMCO's contributions are 0% vested, and after three years of credited service, they are 100% vested. Effective January 1, 2008, participants will fully vest in IMCO's matching contributions after two years of service.

Effective June 1, 2007, as a result of the curtailment of the defined benefit plan, a new retirement benefit is available to substantially all of our employees. The new retirement benefit is an age-based contribution which will range from 3% to 9% of annual pay earned after the effective date. This new benefit will be deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions will be managed by the participants. The new retirement benefit shall become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(d) Clearing Agreement

Effective January 1, 2008, we entered into a fully disclosed clearing agreement with FAI, an affiliate registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of FINRA. Effective January 1, 2008, FAI expanded its activities to include performing account opening and administration and taking client securities orders for clearance and settlement through an introducing and clearing arrangement with us. Previously, we performed all of these functions. Under the terms of the agreement, we clear and carry, on a fully disclosed basis, customer accounts introduced to us by FAI.

(3) Financial instruments

Our financial instruments are carried at fair value or contracted amounts, which approximate fair value. Financial instruments presented at fair value in the statement of financial condition include securities owned and securities sold, not yet purchased. Fair values are based on quoted market prices or dealer quotes. For cash equivalents, the carrying amount approximates fair value because of the short maturity of these instruments. Receivables from and payables to brokers or dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the statement of financial condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value.

In the normal course of business, our activities involve the execution, settlement, and financing of various securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets. It is our policy to review, as necessary, the credit standing of each counterparty.

We seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

Securities sold, not yet purchased, represent our obligation to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(4) Equipment and software

Equipment and software at December 31, 2007 are summarized below.

| | | |
|---|---|---|
| Equipment | $ | 334 |
| Capitalized software | | 18,725 |
| Total | | 19,059 |
| Less accumulated depreciation and amortization | | (6,562) |
| Equipment and software, net | $ | 12,497 |

(Continued)

(Dollars in thousands)

(5) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 are presented below:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Employee benefits | $ | 2,080 |
| Other | | 124 |
| Total gross deferred tax assets | | 2,204 |
| Deferred tax liabilities: | | |
| Depreciable assets and software | | (1,421) |
| Total gross deferred tax liabilities | | (1,421) |
| Deferred income taxes receivable, net | $ | 783 |

Management believes that realization of the deferred tax asset is more likely than not, based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

The adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, on January 1, 2007, did not materially affect our financial position.

(6) Capital transactions

We paid cash dividends totaling $18,000 in 2007 to our direct parent ICORP, owner of 100% of our outstanding common stock.

CAPCO owns 100% of our outstanding adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and is 6.28% for 2007 through 2011. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $314 on the preferred stock to CAPCO in 2007.

(7) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, net capital of $44,225 was 21% of aggregate debit items and exceeded the minimum net capital requirement by $40,025.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(8) Liabilities subordinated to claims of general creditors

We had no liabilities subordinated to claims of general creditors during 2007.

(Continued)

(9) Credit facility

We have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A. Borrowings from J.P. Morgan Chase are guaranteed by CAPCO. There were no borrowings under this facility during 2007.

(10) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral, which is reflected in deposits with clearing organizations on the statement of financial condition. Our obligation under such guarantees could exceed the collateral amounts posted. The maximum potential amount of future payments that we could be required to make under these guarantees cannot be estimated, however the potential for IMCO to be required to make payments under such guarantees is deemed remote.

END